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                                  UNITED STATES
                        SECURITY AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         Commission File Number: 0-21683

(Check One):  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
              [ ] Form N-SAR

   For Period Ended: September 30, 2002

   ( ) Transition Report on Form 10-K
   ( ) Transition Report on Form 20-F
   ( ) Transition Report on Form 11-K
   ( ) Transition Report on Form 10-Q
   ( ) Transition Report on Form N-SAR

   For the Transition Period Ended:
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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:
GraphOn Corporation
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Former Name If Applicable:
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Address of Principal Executive Office (Street and Number):
400 Cochrane Circle
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City, State and Zip Code:
Morgan Hill, CA 95037
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PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unrealistic effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [ X ]
  a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

Registrant has encountered temporary logistical difficulties in compiling all information necessary to file a complete and accurate quarterly report within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Ira Roxland         212               768-6700
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            (Name)        (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                    [  X]  Yes [   ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates reporting a net loss of approximately $8,719,500, or $0.50 per share, upon net revenues of approximately $1,947,600 for the nine-month period ended September 30, 2002, as compared to a net loss of approximately $8,842,100, or $0.57 per share, upon net revenues of $5,274,500 for the nine-months ended September 30, 2001.

Registrant anticipates reporting a net loss of approximately $2,981,100, or $0.17 per share, upon net revenues of approximately $836,500 for the three-month period ended September 30, 2002, as compared to a net loss of approximately $4,344,100, or $0.25 per share, upon net revenues of $1,018,300 for the three-months ended September 30, 2001,

                      GraphOn Corporation
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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2002       By:  /s/ William D. Swain
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                                     William D. Swain
                                    Chief Financial Officer